FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED MARCH 31, 2023

(Amounts expressed in millions of Chilean Pesos)

EXECUTIVE SUMMARY

•	Net income attributable to Enel Chile S.A. as of March 2023, reached Ch$ 140,468 million, a significant increase when compared to the Ch$ 60,342 million for the same quarter of 2022, mainly due to higher energy sales and gas sales in the Generation business segment.

•	When excluding the extraordinary effects related to the disconnection of Bocamina 2, the Company’s net income as of March 2023 increased 95.3% when compared to the Ch$ 71,913 million adjusted net income for the first quarter of 2022.

•	Operating revenues increased 31.0% to Ch$ 1,175,229 million during the first quarter of 2023, when compared to the first quarter of 2022, primarily due to a higher average sales price due to exchange rate and indexation effects in the Generation and in the Distribution and Networks business segments, in addition to higher gas sales in the Generation business.

•	Procurement and services costs reached Ch$ 816,615 million as of March 2023, a 23.1% increase when compared to the first quarter of 2022, mainly explained by higher energy purchase costs in the Generation and in the Distribution and Networks business segments, and also higher gas costs of sales in the Generation business.

•	As a result of the factors previously mentioned, Enel Chile’s EBITDA increased 68.1% when compared to the first quarter of 2022 to Ch$ 278,245 million during the first quarter of 2023. When excluding the extraordinary effects, the Company’s EBITDA as of March 2023 increased 52.5% when compared to the Ch$ 182,453 million adjusted EBITDA for the first quarter of 2022.

•	Financial result amounted to a Ch$ 16,901 million expense as of March 2023, a Ch$ 12,556 million improvement when compared to the figure booked for the first quarter of 2022, mainly explained by greater financial income.

•	In February 2023, Enel Chile, through its subsidiary Enel Green Power Chile (EGP Chile), began commercial operations of Domeyko (204 MW) and Campos del Sol (375 MW) photovoltaic power plants, after receiving the respective authorizations from the National Electricity Coordinator. Also during the first quarter of 2023, the Company added 72 MW of net additional capacity by completing and connecting the Renaico II wind power plant (144 MW) to the System.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

•	In March 2023, Enel Chile, through its subsidiary EGP Chile, began the construction of its new solar power plant, El Manzano (99 MW). This will be the Company’s first large scale photovoltaic power plant in the Metropolitan Region. It will also include a battery storage system, which is in line with Enel Chile’s renewable power plant hybridization strategy.

BUSINESS SEGMENT SUMMARY

Generation

•	Net electricity generation amounted to 5,068 GWh during the first quarter of 2023, 1.9% less (-97 GWh) than the figure for the first quarter of 2022, mainly due to lower thermal generation primarily due to the disconnection of Bocamina 2 in September 2022, which was, to a great extent, compensated by greater solar and hydroelectric generation this year.

•	Physical energy sales reached 7,900 GWh during the first quarter of 2023, which represents a 3.8% reduction (-312 GWh) when compared to the first quarter of 2022, mainly explained by lower unregulated customer sales and spot market sales partially offset by higher regulated customer sales.

•	Operating revenues as of March 2023, reached Ch$ 957,681 million, equivalent to a 41.0% increase when compared to the first quarter of 2022, primarily due to a higher average sales price due to exchange rate and contract indexation effects, and higher gas sales.

•	Procurement and services costs reached Ch$ 638,071 million during the first quarter of 2023, representing a 24.3% increase when compared to the same period of 2022, mainly explained by higher gas costs of sales, and higher energy purchase costs primarily due to a higher price, partially offset by lower fuel consumption costs mainly due to the Company’s decarbonization process.

•	As a result of the abovementioned, EBITDA of the Generation business increased 112.2% to Ch$ 272,433 million as of March 31, 2023.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

	Cumulative
Physical Data	Mar-23	Mar-22	% Change

Total Sales (GWh)	7,900	8,211	(3.8%)
Total Generation (GWh)	5,068	5,165	(1.9%)

Distribution & Networks

•	Physical sales reached 3,603 GWh during the first quarter of 2023, representing a 14.0% decrease (-589 GWh) when compared to the same quarter of 2022, mainly due to the change in the Company’s consolidation perimeter as a consequence of the sale of Enel Transmisión Chile in December 2022.

•	The total number of customers grew 2.5% to 2,096,833 end customers as of March 2023, mainly residential and commercial customers. Annual energy losses went from 5.25% in March 2022 to 5.36% in March 2023.

•	Operating revenues increased 7.5% when compared to March 2022 to Ch$ 329,167 million, mainly due to a greater average sales price related to contract indexation.

•	Procurement and services costs increased 21.2% to Ch$ 286,432 million as of March 2023, when compared to the same period of last year mainly due to greater electricity purchase costs due to a higher average purchase price and greater transportation expenses.

•	Consequently, EBITDA of the Distribution and Networks business reached Ch$ 19,644 million as of March 2023, 57.4% less than the figure as of March 2022, which includes the effect from the sale of Enel Transmisión Chile previously mentioned.

	Cumulative
Physical Data	Mar-23	Mar-22	% Change

Total Sales (GWh)	3,603	4,192	(14.0%)
Number of Customers	2,096,833	2,045,897	2.5%

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

FINANCIAL SUMMARY- ENEL CHILE

Gross financial debt of the Company decreased US$ 256 million during the first quarter of 2023 to US$ 4,404 million, when compared to December 2022. This variation is mainly explained by the repayment of all disbursements of Enel Chile’s committed credit line granted by Enel Finance International (EFI) in January 2023 for US$ 290 million. This was offset by a US$ 34 million increase in leasing liabilities (IFRS 16).

Liquidity available to Enel Chile is composed of the following:

-	Cash and cash equivalents : US$ 767 million
-	Undisbursed committed credit lines : US$ 683 million

The average cost of Enel Chile’s debt went from 4.1% in December 2022 to 4.6% in March 2023.

Hedging and protection:

To mitigate the risks associated with exchange rate and interest rate variations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt. Therefore, we have cross currency swap and forward contracts that amount to US$ 295 million and US$ 508 million, respectively.

To reduce financial statement volatility caused by interest rate variations, the Enel Chile Group maintains an adequate debt structure balance. Therefore, the Group has interest rate swaps for US$ 50 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

>	As part of the Social Agenda announced by the government, the Ministry of Energy published Law 21,185 (hereafter the “Tariff Stabilization Law”) in the Official Gazette on November 2, 2019. This Law creates a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019, through December 31, 2019, is to be equal to the prices in force during the first semester of 2019 (Decree 20T/2018). This stabilized price was named the “Stabilized Regulated Customer Price” PEC (in its Spanish acronym). From January 1, 2022, until the stabilization mechanism is suspended, the prices will be those defined in the tariff setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted by inflation according to the Consumer Price Index as of January 1, 2022, using the same date as base (adjusted PEC). The billing differences until 2023 are to be recorded as accounts receivables in favor of generation companies, limited to a maximum US$ 1,350 million. The balance of these accounts receivable is to be recovered by December 31, 2027.

On September 14, 2020, the National Energy Commission published Exempt Resolution 340 that modified the technical provisions regarding the implementation of the Tariff Stabilization Law. This Resolution clarified that the payment to each supplier “must be booked against the Balance in a chronological manner, beginning with the most dated to the most recent pending Balances”, and not weighted based on the total Balance pending payment as it had been interpreted by the industry up to such date.

Additionally, this Resolution established that the payment of Balances is to be performed using the Observed Exchange Rate on the sixth working day following the day the Balance Payment Chart is published by the System Coordinator, which replaces the average value of the dollar during the billing month that had been in force up to then.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

>	On August 2, 2022, Law 21,472 was published creating a new Tariff Stabilization Fund and a New Transitional Regulated Customer Tariff Stabilization Mechanism. The Law also established a customer protection mechanism to pay the difference between the respective regulated supply contract price and the stabilized tariff. The goal was to avoid increasing customers’ electricity bills during 2022 and allow for gradual increases over the next decade. A US$ 1.8 billion transitional fund was created to accumulate the regulated customer price differences and pay electricity generation companies with a Payment Document in US dollar, transferable, subject to price indexation, issued monthly by the Chilean Treasury Department and secured by a State guarantee to expire in December 2032.

This fund will be financed with an extra charge billed to final customers based on their level of consumption. Customers whose monthly consumption is less than 350 kWh, and also small companies that consume less than 1,000 kWh are exempt of this additional charge.

The fund is managed by Chile’s treasury department, Tesorería General de la República. It will receive a US$ 20 million fiscal contribution per year from 2023 until the end of its term, December 31, 2032, in addition to the US$ 15 million contributed in 2022. The amount accumulated in excess of the US$ 1,350 million fund established in Law 21,185 is subject to this new mechanism created by Law 21,472.

On March 2, 2023, the National Energy Commission issued Exempt Resolution 68 that establishes technical provisions that refer to the implement of Law 21,472.

>	To comply with the latest amendments to Electricity Law 4/2016 issued by the Ministry of Economy, Development and Reconstruction stating that distribution companies are only to distribute electricity as their sole purpose, on January 1, 2021, Enel Transmission Chile S.A. was created from the spin-off of Enel Distribución Chile S.A. receiving all assets and liabilities of Enel Distribución Chile’s electricity transmission business.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

The sale of Enel Transmisión Chile S.A.:

>	On July 28, 2022, Enel Chile signed a Stock Purchase Agreement agreeing to sell its entire 99.09% ownership share of Enel Transmisión Chile S.A. to Sociedad Transmisora Metropolitana SpA, controlled by Inversiones Saesa Ltda. (the Sale). The Sale and subsequent transfer of shares was subject to certain conditions precedent, which included the approval of the transaction by Chile’s National Economic Prosecutor’s Office, Fiscalía Nacional Económica (“FNE” in its Spanish acronym) as established by Law 211/1973. Pursuant to Securities Market Law 18,045, the Sale was to be carried out as a Public Tender Offer of 100% of Enel Transmisión Chile S.A. shares.

On December 9, 2022, the Company informed that the conditions precedent previously mentioned had been satisfied and therefore the Sale and the Bylaw amendments, which had been approved by the Extraordinary shareholders meeting of Enel Transmisión Chile S.A held on October 27, 2022, that divided the company’s share capital into two classes of shares, had become effective that day.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation Segment

We conduct out our generation business in Chile through our subsidiaries Enel Generación Chile, and Enel Green Power Chile (hereafter EGP Chile), which combined, have a total 8,480 MW[1] net installed capacity as of March 31, 2023. Enel Chile’s assets in the Generation business are diversified, and focus on renewable energy, which represents 76% of the Company’s total installed capacity. A total of 3,508 MW is hydroelectric power, 2,050 MW is thermal power that operates using gas or fuel oil, 2,042 MW is solar power, 797 MW is wind generation power, and 83 MW is geothermal installed capacity.

The following chart summarizes the cumulative physical information of our generation business segment as of March 31, 2023, and 2022:

	Energy Sales (GWh)			Market share
	Cumulative			(%)
Markets in which participates	Mar-23	Mar-22	% Change	Mar-23	Mar-22

Sistema Eléctrico Nacional (SEN)	7,900	8,211	(3.8%)	40.6%	43.6%

Distribution & Networks Segment

Our Distribution and Networks business is carried out by our subsidiaries Enel Distribución Chile S.A. and its subsidiary Enel Colina S.A.

Enel Distribución Chile S.A. is one of the largest electricity distribution companies in Chile in terms of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area. The Chilean Government granted the concession agreement to transmit and distribute electricity to 33 counties of the Metropolitan Region, including the concession areas of our subsidiary Eléctrica de Colina S.A. for an unlimited period of time. Its service area, from the Chilean tariff regulation perspective, is considered primarily a densely populated area, making it one of the largest electric utility companies for regulated customers in Chile.

[1] Includes an additional 72 MW net capacity during the first quarter of 2023. Additional capacity: when the first wind turbine/photovoltaic field circuits are connected to the network and begin to produce electricity and all wind turbine/photovoltaic field circuits are electromechanically operational. Capacity to be declared as “Additional” refers to the nominal capacity that is electromechanically operational.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

The following chart summarizes the physical information of our Distribution and Networks[2] business segment for the period ended March 31, 2023, and 2022:

	Energy Sales			Energy Losses
	(GWh)
	Cumulative			(%)
Physical Information	Mar-23	Mar-22	% Change	Mar-23	Mar-22

Distribution & Networks Business	3,603	4,192	(14.0%)	5.36%	5.25%

Other Information	Mar-23	Mar-22	% Change

Number of Customers	2,096,833	2,045,897	2.5%
Customers/Employees	3,621	3,054	18.6%

The following chart shows the cumulative electricity sales revenues per business segment and customer type as of March 31, 2023, and 2022:

	Cumulative Figures
ENERGY SALES (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Mar-23	Mar-22	Mar-23	Mar-22	Mar-23	Mar-22

Generation:	806,178	595,206	(112,535)	(85,969)	693,643	509,237
Regulated customers	416,308	249,829	(104,155)	(81,066)	312,153	168,763
Non regulated customers	357,850	327,502	(8,380)	(4,903)	349,470	322,599
Spot market	32,020	17,875	-	-	32,020	17,875
Distribution & Networks:	311,904	275,636	-	-	311,904	275,636
Residential	160,785	155,268	-	-	160,785	155,268
Commercial	96,554	79,737	-	-	96,554	79,737
Industrial	24,653	22,380	-	-	24,653	22,380
Other	29,912	18,251	-	-	29,912	18,251
Less: Consolidation adjustments	(112,535)	(85,969)	-	-	-	-

Total Energy Sales	1,005,547	784,873	(112,535)	(85,969)	1,005,547	784,873

Million Chilean pesos variation in Ch$ and %	220,674	28.12%	-	-	220,674	28.12%

[2] Considers the physical sales of Enel Transmisión Chile until December 9, 2022, when the sale of Enel Chile’s entire 99.09% shareholding of such company became effective.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

I. CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.	INCOME STATEMENT ANALYSIS

Net income attributable to the shareholders of Enel Chile as of March 31, 2023, reached Ch$ 140,468 million, which represents a Ch$ 80,126 million, or 132.8%, increase when compared to the figure for the first quarter of 2022.

The following chart compares the cumulative figures of each item of the income statement as of March 31, 2023, and 2022:

	Cumulative Figures
CONSOLIDATED INCOME STATEMENT (Million Ch$)	Mar-23	Mar-22	Change	% Change

REVENUES	1,175,229	897,085	278,144	31.0%
Sales	1,127,750	865,149	262,601	30.4%
Other operating revenues	47,479	31,936	15,543	48.7%
PROCUREMENT AND SERVICES	(816,615)	(663,500)	(153,115)	23.1%
Energy purchases	(485,002)	(408,163)	(76,839)	18.8%
Fuel consumption	(99,262)	(119,724)	20,461	(17.1%)
Transportation expenses	(83,670)	(74,270)	(9,399)	12.7%
Other variable procurement and service cost	(148,681)	(61,343)	(87,339)	142.4%
CONTRIBUTION MARGIN	358,613	233,585	125,028	53.5%
Other work performed by entity and capitalized	6,673	10,708	(4,035)	(37.7%)
Employee benefits expense	(39,935)	(35,270)	(4,665)	13.2%
Other fixed operating expenses	(47,106)	(43,512)	(3,594)	8.3%
GROSS OPERATING INCOME (EBITDA)	278,245	165,512	112,734	68.1%
Depreciation and amortization	(55,755)	(56,353)	598	(1.1%)
Impairment loss (Reversal) for applying IFRS 9	(6,859)	(5,731)	(1,128)	19.7%
OPERATING INCOME (EBIT)	215,631	103,427	112,204	108.5%
FINANCIAL RESULT	(16,901)	(29,457)	12,556	(42.6%)
Financial income	19,337	7,050	12,288	174.3%
Financial expenses	(32,727)	(33,554)	827	(2.5%)
Gain (Loss) for indexed assets and liabilities	2,050	(95)	2,145	N/A
Foreign currency exchange differences, net	(5,561)	(2,858)	(2,703)	94.6%
OTHER NON-OPERATING RESULTS	2,392	734	1,658	225.8%
Net Income from other investments	1,890	-	1,890	N/A
Net Income from sale of assets	1,033	276	757	274.1%
Share of profit (loss) of associates accounted for using the equity method	(531)	458	(989)	(216.0%)
NET INCOME BEFORE TAXES	201,122	74,704	126,418	169.2%
Income Tax	(47,333)	(9,159)	(38,175)	N/A

NET INCOME	153,789	65,545	88,244	134.6%
Shareholders of the parent company	140,468	60,342	80,126	132.8%
Non-controlling interest	13,321	5,203	8,118	156.0%

Earning per share (Ch$ /share)*	2.03	0.87	1.16	132.8%

(*) As of March 31, 2023 and March 31, 2022 the average number of paid and subscribed shares was 69,166,557,220.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

EBITDA

Consolidated EBITDA of Enel Chile amounted to Ch$ 278,245 million as of March 31, 2023, which represents a Ch$ 112,734 million, or 68.1%, increase when compared to EBITDA for the same period of last year. This increase is primarily explained by greater energy sales revenue in the Generation and the Distribution and Networks business segments in addition to higher gas sales in the Generation business.

Cumulative operating revenues, operating costs, personnel and other expenses that determine our EBITDA, broken down by business segment for the periods ended March 31, 2023, and 2022, are presented below:

	Cumulative Figures
EBITDA, BY BUSINESS SEGMENT (Figures in Million Ch$)	Mar-23	Mar-22	Change	% Change

Generation business revenues	957,681	679,440	278,241	41.0%
Distribution & Networks business revenues	329,167	306,116	23,050	7.5%
Less: consolidation adjustments and other activities	(111,619)	(88,471)	(23,148)	26.2%
Total Consolidated Revenues	1,175,229	897,085	278,144	31.0%

Generation business costs	(638,071)	(513,181)	(124,890)	24.3%
Distribution & Networks business costs	(286,432)	(236,293)	(50,139)	21.2%
Less: consolidation adjustments and other activities	107,887	85,974	21,913	25.5%
Total Consolidated Procurement and Services Costs	(816,615)	(663,500)	(153,115)	23.1%

Personnel Expenses	(14,359)	(8,481)	(5,878)	69.3%
Other expenses by nature	(32,818)	(29,417)	(3,401)	11.6%
Total Generation business	(47,177)	(37,898)	(9,279)	24.5%
Personnel Expenses	(7,096)	(5,955)	(1,142)	19.2%
Other expenses by nature	(15,995)	(17,731)	1,736	(9.8%)
Total Distribution & Networks business	(23,091)	(23,685)	594	(2.5%)
Less: consolidation adjustments and other activities	(10,099)	(6,490)	(3,609)	55.6%

EBITDA, by business segment
Generation business EBITDA	272,433	128,361	144,072	112.2%
Distribution & Networks business EBITDA	19,644	46,138	(26,495)	(57.4%)
Less: consolidation adjustments and other activities	(13,831)	(8,987)	(4,844)	53.9%

TOTAL ENEL CHILE CONSOLIDATED EBITDA	278,245	165,512	112,734	68.1%

Generation Business EBITDA

EBITDA of our Generation business segment reached Ch$ 272,433 million as of March 31, 2023, which represents a Ch$ 144,072 million, or 112.2%, increase when compared to the same period of 2022.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

The main variables that explain this result are described below:

▪	Operating revenues amounted to Ch$ 957,681 million as of March 2023, a Ch$ 278,241 million increase, equivalent to 41.0%, when compared to the same period of 2022, mainly due to the following:

>	Greater energy sales amounting to Ch$ 211,272 million, mostly explained by: (i) a positive price effect when expressed in Chilean pesos for Ch$ 105,002 million mainly resulting from an increase in the average sales price due to contract indexation and exchange rate effects; (ii) greater revenue from commodities hedges for Ch$ 91,815 million; and (iii) greater ancillary services revenue related to safety and service quality and other services for Ch$ 18,720 million. These effects were partially offset by a 312 GWh reduction in physical sales amounting to Ch$ 19,979 million, explained by lower sales to unregulated customers (-393 GWh) and lower spot market sales (-68 GWh), partially offset by greater sales to regulated customers (+149 GWh).

>	Greater other sales for Ch$ 53,273 million, mainly explained by an increase in gas sales revenue for Ch$ 53,355 million.

>	Greater other operating revenue for Ch$ 14,017 million, mainly explained by: (i) an additional income for Ch$ 23,685 million related to an optimization of the commercial terms considered in contracts with energy suppliers; and (ii) greater revenue from regasification services for Ch$ 7,002 million. These effects were partly offset by: (i) lower revenue from commodity hedges for Ch$ 13,513 million; and (ii) lower revenue related to compensations received from suppliers for delays amounting to Ch$ 2,039 million.

▪	Operating costs as of March 2023, reached Ch$ 638,071 million, which represents a Ch$ 124,890 million, or 24.3%, increase when compared to the first quarter of 2022, mainly explained by:

>	Greater other variable procurement and services costs for Ch$ 86,403 million, mainly explained by: (i) higher gas commercialization cost of sales for Ch$ 64,249 million; (ii) higher commodity hedging costs for Ch$ 21,923 million; and (iii) higher temporary facility leases for Ch$ 2,184 million. These effects were partially offset by lower thermal power plant emissions taxes for Ch$ 3,337 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

>	Greater energy purchases for Ch$ 63,546 million, mainly due to the higher average purchase price, despite the 215 GWh reduction in total physical energy purchases from other power generators (-244 GWh) offset by greater physical spot market energy purchases (+29 GWh).

The aforementioned was partially offset by:

>	Lower fuel consumption costs for Ch$ 20,461 million, mainly explained by: (i) lower costs of commodity hedges for Ch$ 20,259 million; (ii) lower impairment losses on coal inventories for Ch$ 16,555 million and on diesel oil inventories for Ch$ 364 million booked in 2022, both related to the decarbonization process; and (iii) a Ch$ 11,555 million decrease in coal consumption costs due to the closure and disconnection of all the Company's coal-fired power plants, a milestone achieved in September 2022 with the closure of Bocamina 2 power plant. These effects were partially offset by: (i) a Ch$ 26,238 million increase in gas consumption costs due to a higher average purchase price; and (ii) greater fuel-oil consumption costs for Ch$ 2,034 million due to a higher average purchase price.

▪	Personnel expenses (net of personnel expense capitalization) reached Ch$ 14,359 million as of March 2023, which represents a Ch$ 5,878 million increase when compared to the same period of 2022, mainly explained by: (i) the lower capitalization of personnel expenses for Ch$ 2,891 million; (ii) higher salaries for Ch$ 1,284 million, mainly related to salary indexation and wage reviews; and (iii) greater benefits related to health, quality of life and other recurrent expenses for Ch$ 1,510 million.

▪	Other expenses amounted to Ch$ 32,818 million as of March 2023, which represents a Ch$ 3,401 million increase when compared to March 2022, mainly explained by: (i) higher expenses for professional and technical services for Ch$ 1,864 million, mainly related to EGP's projects under development and in operation; and (ii) higher lease expenses for Ch$ 992 million.

Distribution & Networks Business EBITDA

The EBITDA of our Distribution and Networks business segment reached Ch$ 19,644 million as of March 2023, which represents a Ch$ 26,495 million, or 57.4% reduction when compared to the same period of last year.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

The main variables that explain this outcome are described below:

▪	Operating revenues amounted to Ch$ 329,167 million as of March 2023, which represents a Ch$ 23,050 million or 7.5% increase when compared to March 2022. This improvement is mainly explained by the following:

>	Higher energy sales revenue amounting to Ch$ 39,585 million, due to: (i) a Ch$ 23,436 million increase related to the higher average sales price resulting due to higher exchange rate effect and contract indexation; and (ii) greater physical energy sales (+186 GWh), mainly related to distribution tolls and to the commercial customer segment for Ch$ 16,149 million.

The aforementioned effects were partly offset by:

>	Lower revenue from the sale of other services amounting to Ch$ 18,009 million, primarily due to lower tolls revenue for Ch$ 20,077 million, mainly as a consequence of the change in the Company’s consolidation perimeter after the sale of Enel Transmisión Chile in December 2022, which was partially offset by greater revenue from the construction of electricity connections for customers, and public lighting, for Ch$ 1,286 million.

▪  Operating costs reached Ch$ 286,432 million as of March 2023, which represents a Ch$ 50,139 million or 21.2% increase, when compared to March 2022, explained by:

>	Greater energy purchases for Ch$ 39,326 million, mainly due to a higher average purchase price for Ch$ 28,417 million and greater physical purchases during the period (+225 GWh) amounting to Ch$ 10,909 million.

>	Greater transportation costs for Ch$ 8,950 million, mainly due to greater zonal transmission system tolls due to the sale of Enel Transmisión Chile and consequently no longer being part of Enel Chile’s consolidation perimeter.

▪  Personnel expenses (excluding capitalized personnel costs) amounted to Ch$ 7,096 million as of March 2023, which represents a Ch$ 1,142 million increase when compared to March 2022, mainly due to lower capitalization of personnel expenses related to investment projects for Ch$ 1,713 million. This effect was offset by lower personnel expenses for Ch$ 571 million related to a lower number of employees resulting from the sale of Enel Transmisión Chile.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

▪  Other expenses amounted to Ch$ 15,995 million as of March 2023, which represents a Ch$ 1,736 million reduction when compared to the same quarter of 2022, mainly explained by lower maintenance and repair costs.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

The following table summarizes the cumulative figures of Enel Chile Group EBITDA, Depreciation, Amortization, Impairment expenses and EBIT broken down by segment as of March 31, 2023, and 2022.

	Cumulative Figures (Figures in million Ch$)
	Mar-23			Mar-22
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	272,433	(43,941)	228,492	128,361	(42,689)	85,672
Distribution & Networks business	19,644	(17,712)	1,932	46,138	(19,515)	26,624
Less: consolidation adjustments and other activities	(13,831)	(962)	(14,793)	(8,987)	119	(8,868)

TOTAL ENEL CHILE CONSOLIDATED	278,245	(62,614)	215,631	165,512	(62,085)	103,427

Depreciation, amortization, and impairment costs amounted to Ch$ 62,614 million for the period ended March 31, 2023, which represents a Ch$ 530 million increase when compared to the same period of the previous year. This variation is mainly explained by:

>	Greater account receivable impairment losses for Ch$ 1,128 million, primarily due to Enel X Chile and Enel Distribución Chile customer accounts receivables as a consequence of the expected drop in customers’ credit quality.

This effect was partially offset by:

>	A Ch$ 598 million reduction in depreciation and amortization mainly explained by: (i) the Ch$ 3,448 million effect caused by the change in Enel Chile’s consolidation perimeter due to the sale Enel Transmisión Chile in December 2022; and (ii) a Ch$ 2,553 million reduction in Enel Generación Chile expenses for changing the useful life estimates of property, plants, and equipment of thermal and hydroelectric power plants. These effects were partially offset by greater depreciation and amortization in: (i) EGP Chile for Ch$ 3,638 million related to new power plants beginning operations ; and (ii) in Enel Distribución Chile for Ch$ 1,591 million related to the greater amortization of software intangibles and for new investments becoming operational assets.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

NON-OPERATING INCOME

The following chart presents Enel Chile’s cumulative consolidated non-operating income as of March 31, 2023, and 2022:

	Cumulative Figures
NON OPERATING INCOME (Figures in million Ch$)	Mar-23	Mar-22	Change	% Change

Financial income	19,337	7,050	12,288	174.3%
Financial expenses	(32,727)	(33,554)	827	(2.5%)
Foreign currency exchange differences, net	(5,561)	(2,858)	(2,703)	94.6%
Gain (Loss) for indexed assets and liabilities	2,050	(95)	2,145	N/A
NET FINANCIAL EXPENSE ENEL CHILE	(16,901)	(29,457)	12,556	(42.6%)

Net Income from other investments	1,890	-	1,890	N/A
Net Income from Sale of Assets	1,033	276	757	274.1%
Share of profit (loss) of associates accounted for using the equity method	(531)	458	(989)	(216.0%)
OTHER NON-OPERATING RESULTS	2,392	734	1,658	225.8%

NET INCOME BEFORE TAXES	201,122	74,704	126,418	169.2%
Income Tax	(47,333)	(9,159)	(38,175)	416.8%

NET INCOME OF THE PERIOD	153,789	65,545	88,244	134.6%
Attributable to Shareholders of the parent company	140,468	60,342	80,126	132.8%
Attributable to Non-controlling interest	13,321	5,203	8,118	156.0%

Financial Result

The consolidated financial result of Enel Chile, as of March 2023, amounted to a Ch$ 16,901 million loss, which represents a Ch$ 12,556 million improvement when compared to the Ch$ 29,457 million loss booked for the same period of 2022.

The most relevant variables that explain the result are described the below:

Financial income increased Ch$ 12,288 million, mainly explained by: (i) greater returns on short-term fixed income investments amounting to Ch$ 9,458 million; and (ii) greater financial income from customer payment agreements for Ch$ 1,461 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

Financial expenses decreased Ch$ 827 million, primarily explained by: (i) lower financial expenses with related parties for Ch$ 2,385 million resulting from a lower amount of loans provided by EFI; (ii) lower financial expenses on factoring of trade accounts receivable for Ch$ 2,312 million; (iii) lower financial expenses due to greater interest capitalization for Ch$ 4,285 million mainly due to the development of greater NCRE projects. These effects were partially offset by: (i) higher interest on bonds and bank loans amounting to Ch$ 4,731 million; (ii) greater financial expenses on leasing liabilities for Ch$ 1,579 million; and (iii) higher financial costs due to agreements to optimize the payment schedule with suppliers for Ch$ 1,384 million.

Income related to indexation increased Ch$ 2,145 million, primarily due to: (i) greater income from trade accounts receivable and other accounts receivables for Ch$ 2,006 million; and (ii) greater income from non-financial asset indexation worth Ch$ 1,342 million. The aforementioned was partially offset by a greater negative effect caused by IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of our subsidiary Enel Generación Chile located in Argentina for Ch$ 952 million.

Losses from exchange rate differences increased Ch$ 2,703 million, mainly explained by: (i) greater negative exchange rate differences on trade accounts receivables for Ch$ 45,987 million that includes the Ch$ 40,132 million negative effect related to the Tariff Stabilization Laws 21,185 and 21,472[3] that set the US dollar as the currency for the accounts receivables of pending billings to regulated customers; (ii) greater negative exchange rate differences on accounts payable to related parties for Ch$ 28,199 million; and (iii) greater negative exchange rate differences on financial assets for Ch$ 22,189 million. The aforementioned was partially offset by: (i) greater positive exchange rate differences on financial debt and derivative instruments for Ch$ 57,234 million; (ii) greater positive exchange rate differences on trade accounts payable for Ch$ 36,235 million that includes the Ch$ 14,781 million positive effect related to the Tariff Stabilization Laws 21,185 and 21,472.

[3] Law 21,185 expired in January 2022, because the US$ 1,350 million limit on regulated customer accounts receivables established by such Law which created a temporary regulated customer tariff stabilization mechanism, was reached in January 2022. Therefore, since February 2022, the short term regulated customer accounts receivables equivalent to the difference between the theoretical prices established by Distribution company contracts and the regulated tariff being billed to final customers were accumulating. On August 2, 2022, Law 21,472 was enacted creating a new tariff stabilization fund and a new temporary electricity tariff stabilization mechanism for regulated customers. The account receivables that exceed the US$ 1,350 million limit established by Law 21,185that was reached in January 2022 are subject to the new mechanism established by Law 21,472.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

Corporate Income Taxes

Corporate income tax reached a Ch$ 47,333 million loss as of March 31, 2023, a Ch$ 38,175 million greater expense when compared to the same period of 2022, primarily explained by: (i) a Ch$ 34,133 million greater tax expense due to the Company’s higher net income; and (ii) a Ch$ 1,942 million greater tax expense due to lower price-level restatement losses.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

2.	BALANCE SHEET ANALYSIS

Total Assets of the Company as of March 31, 2023, decreased Ch$ 466,118 million, when compared to total assets as of December 31, 2022.

ASSETS (Figures in million Ch$)	Mar-23	Dec-22	Change	% Change

Current Assets	2,793,974	3,064,242	(270,268)	(8.8%)
Non Current Assets	8,605,487	8,801,338	(195,851)	(2.2%)

Total Assets	11,399,462	11,865,580	(466,118)	(3.9%)

Current Assets decreased Ch$ 270,268 million as of March 31, 2023. The variations in the main categories are presented below:

•	Cash and cash equivalents decreased Ch$ 269,310 million, mainly explained by the following cash disbursements: (i) payments to suppliers for Ch$ 1,161,896 million; (ii) loan prepayments to EFI for Ch$ 239,865 million; (iii) purchase of property, plant and equipment for Ch$ 197,670 million; (iv) employee-related payments for Ch$ 44,629 million; (v) derivative transaction payments for Ch$ 35,843 million; (vi) dividend payments for Ch$ 28,397 million; (vii) interest payments for Ch$ 50,305 million; (viii) insurance policy payments for Ch$20,997 million; and (ix) other cash payments for Ch$ 50,305 million. These effects were partially offset by the following cash inflows: (i) customer collections for Ch$ 1,505,126 million, which includes a Ch$ 401,660 million cash inflow from factoring Generation and Distribution and Networks business accounts receivables; and (ii) cash from the sale of property, plant, and equipment for Ch$ 28,661 million resulting from the sale of the corporate building, Santa Rosa Complex.

•	Current related party accounts receivables decreased Ch$ 105,057 million, mainly due to: (i) lower Enel Global Trading SpA receivables for Ch$ 85,088 million mainly related to commodities derivative transactions; and (ii) lower Endesa Energia S.A.U. receivables for Ch$ 29,897 million related to gas sales. These effects were partially offset by lower GNL Chile S.A. accounts receivables for Ch$ 9,694 million for advance payments of gas purchases.

•	Non-current assets or assets available for sale decreased Ch$ 28,602 million mainly related to reclassifying the Santa Rosa Complex, which is the corporate building of the Enel Group in Chile, as property, plant, and equipment available for sale[4] as of December 31, 2022.

[4] On February 1, 2023, Enel Generación Chile signed a sales and purchase agreement with Territoria Santa Rosa S.p.A regarding its Santa Rosa Complex. Simultaneously, Enel Chile, and its subsidiaries Enel Generación Chile and Enel Distribución Chile sold property to Territoria Apoquindo S.A.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

The aforementioned effects were partially offset by:

•	A Ch$ 78,382 million increase in Trade accounts receivables and other current accounts receivables, mainly explained by (i) a Ch$ 81,197 million increase in trade accounts receivables (Ch$ 66,576 million from the Generation business and Ch$ 21,537 million from the Dustribution a and Networks business) of which Ch$ 17,261 million are related to Law 21,472 that has not been operationally implemented and Ch$ 58,319 million related to outstanding invoice re-settlements to electricity distribution companies, pending the issuance of the corresponding tariff decrees. These effects were partially offset by lower personnel accounts receivables for Ch$ 2,930 million.

•	A Ch$ 29,814 million increase in Other non-financial current assets, mainly due to a Ch$ 29,284 million increase in value added tax credits, primarily in Enel Generación Chile and Enel X Chile related to greater purchases.

•	A Ch$ 13,962 million increase in inventories, mainly due to: (i) a Ch$ 24,600 million increase in gas and fuel oil inventory for electricity generation; and (ii) greater inventory of spare parts and other materials for Ch$ 2,656 million. These effects were partially compensated by a Ch$ 13,294 million reduction in electrical materials and equipment related to the higher purchase of electric buses purchased by Enel X Chile in 2022.

•	A Ch$ 10,667 million increase in Other current financial assets mostly due to a Ch$ 11,008 million increase in hedging derivative instruments, primarily in Enel Generación Chile.

Non-Current Assets decreased Ch$ 195,851 million when compared to the balance on December 31, 2022. The variations in the main categories are presented below:

•	Property, plant, and equipment decreased by Ch$ 183,250 million, mainly due to (i) a Ch$ 258,014 million reduction in exchange differences from EGP Chile whose functional currency is the US Dollar; (ii) a Ch$ 177,563 million reduction in projects under construction because a greater amount was transferred to assets in operations; and (iii) Ch$ 48,125 million in depreciation this period. These effects were partially offset by: (i) a Ch$ 280,148 million increase in generation business plants and equipment; and (ii) a Ch$ 18,482 million increase in buildings and other installations.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

•	Intangible assets other than goodwill decreased Ch$ 8,897 million, mainly due to (i) a Ch$ 6,210 million exchange rate effect on concessions, and other intangible assets of EGP Chile, whose functional currency is the US Dollar, and (ii) Ch$ 5,227 million in amortization this period. These effects were partially offset by an increase in software programs for Ch$ 2,697 million.

•	Trade accounts receivable and other non-current accounts receivables decreased Ch$ 7,792 million mainly explained by trade accounts receivables for Ch$ 11,763 million. This decrease is mainly explained by the appreciation of the Chilean peso against the US dollar, which affected the valuation of accounts receivable arising from the application of Laws No. 21,185 and No. 21,472. This effect was partially offset by greater financial leasing accounts receivables for Ch$ 4,087 million, primarily in Enel X Chile.

The aforementioned effects were partly offset by:

•	A Ch$ 11,269 million increase in Right of use assets mainly explained by new lease contracts of land in the Generation business related to the development of NCRE projects.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

Total Liabilities of the Company as of March 31, 2023, including Equity, reached Ch$ 11,399,462 million, a 3.9% reduction when compared to total liabilities and equity as of December 31, 2022.

LIABILITIES AND EQUITY (Figures in million Ch$)	Mar-23	Dec-22	Change	% Change

Current Liabilities	2,876,051	3,168,492	(292,441)	(9.2%)
Non Current Liabilities	4,066,644	4,308,149	(241,505)	(5.6%)
Total Equity	4,456,767	4,388,939	67,828	1.6%
Attributable to the Shareholders of parent company	4,165,098	4,097,201	67,897	1.7%
Attributable to Non-controlling interest	291,669	291,738	(69)	(0.0%)

Total Liabilities and Equity	11,399,462	11,865,580	(466,118)	(3.9%)

Current liabilities decreased Ch$ 292,441 million. The variations in the main categories are explained below:

•	Current related party accounts payable decreased Ch$ 206,749 million, primarily due to (i) a Ch$ 265,312 million reduction in accounts payable to Enel Finance International (EFI) after repaying Ch$ 239,865 million in committed credit lines (US$ 290 million) and the Ch$ 21,425 million effect of the exchange rate on debt; (ii) a Ch$ 16,094 million reduction in accounts payable to Enel SpA, mainly dividends; and (iii) a Ch$ 10,967 million reduction in accounts payable to Enel Global Thermal Generation S.r.l. for technical support and IT services. These effects were partially offset by greater accounts payable to: (i) Enel Global Trading SpA for Ch$ 63,317 million primarily related to gas sales and commodity derivatives; and (ii) GNL Chile S.A. for Ch$ 24,793 million for gas purchases.

•	Trade accounts payable and other current accounts payable decreased Ch$ 130,893 million, mainly explained by: (i) lower accounts payable related to the purchase of assets for Ch$ 157,145 million; (ii) lower accounts payable for the purchase of fuel for Ch$ 40,518 million; (iii) lower personnel accounts payable for Ch$ 18,566 million; (iv) lower accounts payable for the purchase of goods and services for Ch$ 18,437 million, and (v) lower dividends payable for Ch$ 14,085 million. These effects were partially offset by greater energy purchases accounts payable for Ch$ 124,670 million.

The aforementioned effects were partially compensated by:

•	Current tax liabilities increased Ch$ 30,744 million, mainly explained by Enel Generación Chile and Enel Chile income tax.

•	Other current financial liabilities increased Ch$ 12,943 million, explained by a Ch$ 16,009 million increase in bank loans and bonds, primarily related to interest accruals partially offset by a Ch$ 3,066 million decrease in hedging and non-hedging derivative liabilities.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

Non-Current Liabilities decreased Ch$ 241,505 million as of March 31, 2023, that is explained by the following:

•	Other non-current financial liabilities decreased Ch$ 161,898 million, explained by: (i) a Ch$ 107,316 million reduction in bonds primarily due to the effect of exchange rate differences and indexation; (ii) a Ch$ 35,526 million reduction in loans due to exchange rate differences; and (iii) a Ch$ 19,055 million reduction in hedging derivative liabilities.

•	Non-current trade accounts payable to related parties decreased Ch$ 87,888 million, explained by a Ch$ 87,989 million reduction in the balance of accounts payable to EFI mainly due to exchange rate differences.

The aforementioned was partially compensated by:

•	A Ch$ 8,695 million increase in Other non-current non-financial liabilities, mainly due to an increase in deferred revenue from energy purchases.

Total Equity amounted to Ch$ 4,456,767 million as of March 31, 2023, which is Ch$ 67,828 million more than the figure as of December 31, 2022, and is mainly explained by the following:

Equity attributable to shareholders of Enel Chile amounted to Ch$ 4,165,098 million, comprised of the following: Issued capital for Ch$ 3,882,103 million, Retained earnings for Ch$ 2,614,901 million, and Other reserves for Ch$ 2,331,907 million.

>	Retained earnings increased Ch$ 140,468 million, explained by the period’s net income.

>	Other reserves dropped Ch$ 72,571 million, mainly explained by lower exchange rate reserves for Ch$ 85,447 million, partially compensated by greater cash flow reserves for Ch$ 12,800 million.

Equity attributable to non-controlling shareholdings amounted to Ch$ 291,669 million, which represents a slight Ch$ 69 million reduction when compared to the balance as of December 31, 2022, mainly explained by a Ch$ 13,395 million reduction in other comprehensive income almost completely offset by the Ch$ 13,321 million net income of the period.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

Performance of main financial ratios

RATIO		UNIT	Mar-23	Dec-22	Mar-22	Change	% Change

Liquidity	Liquidity (1)	Times	0.97	0.97	-	0.00	0.5%
	Acid-test (2)	Times	0.93	0.93	-	(0.00)	(0.3%)
	Working capital	MMCh$	(82,077)	(104,250)	-	22,173	(21.3%)
Leverage	Leverage (3)	Times	1.56	1.70	-	(0.15)	(8.6%)
	Short-term debt (4)%		41.4%	42.4%	-	(1.0%)	(2.3%)
	Long-term debt (5)%		58.6%	57.6%	-	1.0%	1.7%
	Financial expenses coverage (6)	Times	7.68	-	4.53	3.14	69.4%
Profitability	Op. income / Op. Revenues	%	18.3%	-	11.5%	6.8%	59.1%
	ROE (7)%		36.0%	-	3.1%	32.9%	N/A
	ROA (8)%		13.3%	-	1.4%	12.0%	N/A

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

>	The current ratio as of March 31, 2023, reached 0.97 times, in line with the figure as of December 31, 2022.

>	Acid test or quick ratio, as of March 31, 2023, was 0.93 times, equal to the figure as of December 31, 2022.

>	Working capital, as of March 31, 2023, amounted to a negative Ch$ 82,077 million, which represents a Ch$ 22,173 million positive variation when compared to December 31, 2022, mainly explained by the reduction in current trade accounts payable and current accounts payable to EFI.

>	The debt ratio was 1.56 times, which represents the level of commitment of Enel Chile’s equity during the first quarter of 2023 compared to 1.70 times as of December 31, 2022. This result is mainly explained by the reduction in financial debt due to the exchange rate effect and the prepayment of EFI debt.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

>	The financial expenses coverage ratio for the period ended March 31, 2023, was 7.68 times, which represents the ability to cover all financial expenses with EBITDA. The 69.4% increase in this index when compared to the same period of 2022 is due to the greater EBITDA of the Generation business segment this quarter.

When excluding the extraordinary effects booked in 2022, primarily related to the decarbonization process, this ratio would have increased 54% (5.0 times as of March 31, 2022).

>	The profitability index as of March 31, 2023, was 18.3% compared to 11.5% for the same period of 2022. The 6.8 percentage points improvement is mainly due to higher revenue in the Generation business segment.

When excluding the extraordinary effects previously indicated, the profitability index would have increased 4.9 percentage points (13.4% as of March 31, 2022).

>	Return on equity was 36.0% as of March 31, 2023, which represents a 32.9 percentage points improvement when compared to the same period of 2022.

When excluding the extraordinary effects of the comparable moving periods, return on equity would have increased 14.3 percentage points (19.4% as of March 31, 2023, versus 5.1% as of March 31, 2022).

>	Return on assets was 13.3% as of March 31, 2023, which represents a 12.0 percentage points improvement when compared to the same period of 2022.

When excluding the extraordinary effects of the comparable moving periods, return on assets would have increased 5.4 percentage points (7.5% as of March 31, 2023, versus 2.2% as of March 31, 2022).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

3.	MAIN CASH FLOWS

The net cash flow of Enel Chile Group reached negative Ch$ 267,573 million as of March 31, 2023, which represents a Ch$ 250,999 million increase in cash outflows when compared to the same period of 2022. The main factors that explain this cash flow reduction, classified as either operating, investing, or financing activities, are presented below:

NET CASH FLOW (Figures in million Ch$)	Mar-23	Mar-22	Change	% Change

From Operating Activities	231,105	(925)	232,030	N/A
From Investing Activities	(201,211)	(228,339)	27,128	(11.9%)
From Financing Activities	(297,467)	212,690	(510,157)	(239.9%)

Total Net Cash Flow	(267,573)	(16,574)	(250,999)	N/A

Net cash flow from operating activities amounted to Ch$ 231,105 million for the three-month period ended March 31, 2023. The cash flows come primarily from sales of goods and services amounting to Ch$ 1,505,126 million. This cash inflow was partially offset by the following cash outflows: (i) supplier payments for Ch$ 1,161,896 million, (ii) employee payments for Ch$ 44,629 million; (iii) insurance premium payments for Ch$ 20,997 million; (iv) income tax payments for Ch$ 17,450 million; and (v) other operational cash disbursements for Ch$ 29,047 million, mainly value added tax payments and other taxes.

The Ch$ 232,030 million increase in operating cash inflows when compared to the first quarter of 2022 is mainly due to greater cash from the sale of good and services for Ch$ 525,565 million, which includes the Ch$ 64,751 million cash inflow increase from trade accounts receivable factoring. This was partially offset by: (i) greater supplier payments for Ch$ 256,544 million; and (ii) greater insurance premium payments for Ch$ 15,981 million.

Net cash flow from investing activities amounted to negative Ch$ 201,211 million for the period ended March 31, 2023. These cash flows are mainly comprised of: (i) Ch$ 197,670 million to purchase property, plant, and equipment; (ii) payments of derivative transactions for Ch$ 35,843 million; and (iii) Ch$ 10,924 million to purchase intangible assets. These cash outflows were partially compensated by (i) cash inflows from the sale of property, plants, and equipment for Ch$ 28,661 million related to the sale of the Santa Rosa Complex; and (ii) interest payments received amounting to Ch$ 11,563 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

The Ch$ 27,128 million reduction in investment cash outflows when compared to March 2022, is mainly explained by a Ch$ 27,179 million increase in cash inflow from the sale of property, plant, and equipment.

Net cash flow from financing activities amounted to negative Ch$ 297,467 million for the period ended March 31, 2023. These cash flows are comprised of: (i) EFI loan payments for Ch$ 239,865 million; (ii) dividend payments for Ch$ 28,397 million; and (iii) interest payments for Ch$ 23,495 million.

The Ch$ 510,157 million negative variation in the Company’s financial cash flow when compared to the first quarter of 2022 is mainly explained by less cash from loans granted by EFI to Enel Chile for Ch$ 240,485 million during the first quarter of 2022 and the Ch$ 239,865 million increase in cash outflows to pay EFI loans in 2023.

The following table presents the Disbursements related to additional Property, Plant and Equipment and respective Depreciation for the period ended March 31, 2023, and 2022:

	INFORMATION FOR ASSETS AND EQUIPMENTS (Figures in million Ch$)
	Payments for Additions of Fixed Assets		Depreciation
ENEL CHILE	Mar-23	Mar-22	Mar-23	Mar-22

Generation business in Chile	177,689	203,040	39,276	42,634
Distribution & Networks business in Chile	16,997	22,417	11,720	13,540
Other entities (business different to generation and distribution)	2,984	588	4,759	179

Total Consolidated ENEL CHILE Group	197,670	226,045	55,755	56,353

The most relevant cash outflows originate in the Generation business segment and are related to the construction of new renewable generation projects that amounted to Ch$ 197,670 million as of March 31, 2023.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

II. MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

These regulations, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

•	Public authorities will approve such environmental impact studies;
•	Public opposition will not lead to delays or modifications to any proposed project;
•	Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies of the Enel Chile Group follow the guidelines of the Internal Risk Management Control System (SCIGR) defined at the Holding level (Enel SpA), which establishes the guidelines for risk management through the respective standards, procedures, systems, etc., which are applied at the different levels of the Enel Chile Group Companies, in the processes of identification, analysis, evaluation, treatment, monitoring and communication of risks that the business faces continuously. These are approved by the Board of Directors of Enel SpA, which houses a Controls and Risks Committee, which supports the evaluation and decisions of the Board of Directors of Enel Chile with respect to internal controls and risk management system, as well as those related to the approval of the periodic financial statements.

The Company seeks protection for all risks that may affect the achievement of business objectives. There is a risk taxonomy for the entire Enel Group, which considers 6 risk macro-categories: financial; strategic; governance and culture; digital technology; compliance; and operational; and 38 risk sub-categories to identify, analyze, assess, treat, monitor and communicate its risks.

The Enel Group's risk management system considers three lines of action (defense) to obtain effective and efficient management of risks and controls. Each of these three "lines" plays a distinct role within the broader governance structure of the organization (Business and Internal Controls areas, acting as the first line, Risk Control, acting as the second line and Internal Audit as the third line of defense). Each line of defense has the obligation to inform and keep Senior Management and Directors updated on risk management, with Senior Management being informed by the first and second line of defense and the Board of Directors of Enel Chile in turn, by the second and third line of defense.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

Within each company of the Group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adoption of risk control and mitigation measures.

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

INTEREST RATE (%)	March 31, 2023	December 31, 2022

Fixed Interest Rate	89%	84%

This ratio considers only debt transactions with third parties and with Enel Finance International, if any.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Risk control through specific processes and indicators allows limiting possible adverse financial impacts and, at the same time, optimizes the debt structure with an adequate degree of flexibility.

As is public knowledge, LIBOR will be gradually discontinued, with a deadline of June 30, 2023, and the market consensus is that it will be replaced by the SOFR reference rate, corresponding to a risk-free rate.

The Enel Chile Group has developed an analysis of the potential impacts of this reform, which includes an identification of the affected contracts, an analysis of the relevant clauses and a work plan in order to adapt and update such documentation to the new market standards. Additionally, and as a way of anticipating this reform, all new financial operations signed by Enel Chile have been governed by the new SOFR reference interest rate.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

However, this does not eliminate some potential risks inherent to the process of adapting to the new reference rate, such as a possible increase or decrease in the interest rate after a change in the reference rate, risk related to the availability of data of the new rate, operational risk derived from the need to adapt our systems to the new reference rate, among others.

As of March 31, 2023, our total exposure to LIBOR debt is US$ 250 million and all of them include provisions for the transition from LIBOR to an alternative reference rate. Additionally, we have hedges through derivative instruments that reference Libor maturing after June 2023 for US$ 50 million and include transition provisions according to market standards.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

>	Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.

>	Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.

>	Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows or local currencies flows if they exists, and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

During the first quarter of 2023, exchange rate risk management continued in the context of complying with the aforementioned risk management policy, without difficulty in accessing the derivatives market.

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

>	Fuel purchases for the process of electricity generation.
>	Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of March 31, 2023, the Company held Brent hedges for 432 Kbbl to be settled in 2023 corresponding to fuel purchases. With respect to gas, there were hedges for two commodities: a) the HH Swap with 0.7 TBtu to be settled in 2023 for sales; and b) the HH Future, with 0.0 TBtu to be settled in 2023 for purchases. Regarding coal, there were 50.4 kTon to be settled in 2023 for purchases. As of December 31, 2022, the Company held swaps for 450 Kbbl of Brent oil to be settled in 2023 corresponding to fuel purchases; regarding gas, there were swaps for two commodities: a) the HH Swap with 2.7 TBtu to be settled in 2023 for sales; and b) the HH Future, with 18.9 TBtu to be settled in 2023 for purchases. Regarding coal, there were 175.6 kTon to be settled in 2023 for purchases.

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

The Group was able to minimize the effects of volatility in commodity prices on the results of the first quarter of 2023 due to the mitigation strategies implemented.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

Despite the negative working capital as of December 2022, the Company is able to respond to this situation and mitigate the risk with the policy and actions described herein.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives.

As of March 31, 2023, the liquidity of Enel Chile Group was Ch$ 605,904 million in cash and cash equivalents and Ch$ 539,862 million in long-term committed credit lines. As of December 31, 2022, the liquidity of Enel Chile Group was Ch$ 875,214 million in cash and cash equivalents and Ch$ 333,551 million in long-term committed credit lines.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks as described below:

Commercial Accounts receivable

In relation to the credit risks of accounts receivable from commercial activities in our generation business, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

Regarding the credit risk corresponding to accounts receivable from the commercial activity of electricity distribution business, this risk is historically very limited since the short term of collection from customers means that they do not individually accumulate very significant amounts before the suspension of supply due to non-payment can occur, in accordance with the corresponding regulation. However, on August 8, 2020, Law 21,249 of Basic Services was published, also with two extensions during 2021, which provided, on an exceptional basis, measures in favor of end users of sanitary services, electricity and gas network. The regulation established, until December 31, 2021, the prohibition to cut supply to residential customers (also to hospitals, health centers, homes for minors and senior citizens, non-profit organizations and micro-companies, among others). In February 2022, Law No. 21,423 established a payment schedule for all debts arising from the application of Law No. 21,249 and its extensions, i.e. for debts incurred in the period from March 18, 2020 to December 31, 2021, for customers with an average 2021 consumption of less than 250 kWh and who had debt from the period indicated above to February 11, 2022, through which each customer will receive a subsidy in 48 equal monthly installments, with a maximum limit equivalent to 15% of their average monthly billing for the year 2021.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

The balance of the debt that cannot be covered in the 48 installments will be absorbed in part (50%) by the company and the rest will be applied to the distribution tariffs in the tariff process after the end of the 48 installments (installment 49). The collection system began on August 1, 2022. According to new official letter No.140129 dated September 30, 2022, the customer no longer loses its subsidy completely if it does not keep its account up to date, but will lose the subsidy monthly after 45 days of non-payment since the expiration of the first document in which the subsidy was charged. Therefore, only the pro-rata installment will be charged as the previous balance until the customer regularize its situation.

The Group's portfolio has demonstrated, to date, resilience to face the global pandemic crisis. All this thanks to a strengthening of digital collection channels and a solid diversification of commercial clients that have had a low exposure to COVID impacts.

Financial assets

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity. Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody’s, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

>	Financial Debt
>	Derivatives for debt hedging.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which including the exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to Ch$ 516,501 million.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

OTHER RISKS

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Generación Chile, EGP Chile or Enel Chile could become enforceable, as appropriate.

In connection with the credit line under New York State law, subscribed in June 2019 and maturing in June 2024, and another subscribed in October 2021 and maturing in October 2025, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$150 million and whose amount in default also exceeds the equivalent of US$150 million. In addition, this credit line contains provisions under which certain events other than non-payment, such as Enel Chile's bankruptcy, insolvency, adverse enforceable court judgments in excess of US$300 million, among others, could lead to the acceleration of this debt.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

In connection with the bank loan under Chilean law, signed in July 2021 and maturing in June 2024, and another signed in December 2021 maturing in December 2026, prepayment may occur as a result of the non-payment - after any applicable grace period - of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, these loans contain provisions according to which certain events other than non-payment, in Enel Chile, such as bankruptcy, insolvency, adverse enforceable court judgments for an amount greater than US$150 million in the case of the loan maturing in June 2024 and US$300 million in the case of the loan maturing in December 2026, among others, could result in the declaration of acceleration of the loan.

In connection with the bank loan under Italian law, signed in August 2022 and maturing in August 2037, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$150 million and whose amount in arrears also exceeds the equivalent of US$150 million. In addition, this loan contains provisions according to which certain events other than non-payment, in Enel Chile, Enel SpA or a relevant subsidiary, such as bankruptcy, insolvency, adverse enforceable court judgments, could cause the declaration of acceleration thereof.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee bonds. The acceleration of the debt due to cross default does not occur automatically, but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2023

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is reviewed periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements as of March 31, 2023.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements of Enel Chile as of March 31, 2023.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Fabrizio Barderi
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Title: Chief Executive Officer

Date: April 26, 2023